Exhibit 99.1

PENN WEST
ENERGY TRUST

UNLEASHING ENERGY

Q3

QUARTERLY REPORT

For the three months and nine months ending September 30, 2007

Quarterly Report

For the three and nine months ended September 30, 2007

Proposed Merger

•                        On October 31, 2007, Penn West Energy Trust (“Penn West”) and Canetic Resources Trust (“Canetic”) entered into a combination agreement (the “Agreement”) that provides for the strategic combination of Penn West and Canetic to form Canada’s largest energy trust (the “Combined Trust”). The Combined Trust will have an enterprise value of over $15 billion and current production of over 200,000 barrels of oil equivalent per day. The combined asset portfolio will include interests in a significant number of Western Canada’s highest quality conventional oil and natural gas pools and will also include a number of non-conventional growth opportunities including oil sands, coalbed methane, shale gas and enhanced oil recovery. Under the terms of the Agreement, Canetic unitholders will receive 0.515 of a Penn West unit on a tax-deferred basis for Canadian and U.S. tax purposes and a one-time special distribution of $0.09 for each Canetic unit. The strategic merger of assets and people will operate under the Penn West name and will be led by a combined management team and Board of Directors. The combination is expected to close in January 2008.

Operations

•                        Production averaged 125,345 boe per day in the third quarter of 2007 compared to 126,599 boe per day in the second quarter of 2007. The previously announced fire at our Wildboy tank farm reduced reported third quarter 2007 production (approximately 3,750 barrels of oil equivalent per day).

•                        Crude oil and NGL production averaged 72,783 barrels per day and natural gas production averaged 315 mmcf per day in the third quarter of 2007.

•                        Penn West invested $230 million on capital development including, $55 million of net acquisitions and drilled 68 net wells in the third quarter with a success rate of 97 percent.

•                        Production is currently approximately 131,000 boe per day, comprised of 67,700 boe per day of crude oil, 350 mmcf per day of natural gas and 5,200 boe per day of natural gas liquids.

Financial

•                        Cash flow of $347 million ($1.44 per unit, basic) in the third quarter of 2007 was six percent higher than cash flow of $326 million ($1.37 per unit, basic) realized in the second quarter of 2007.

•                        Net income in the third quarter of 2007 was $137 million ($0.57 per unit, basic) compared to a loss of $185 million ($0.77 per unit, basic) in the second quarter of 2007. The second quarter loss was due to the enactment of the Specified Investment Flow-Through tax.

•                        In September 2007, Penn West entered into foreign exchange contracts to fix the future repayment amount in Canadian dollars on US$250 million of its US$475 million private notes at an exchange rate of approximately one CAD$ equals one US$. During the third quarter of 2007, Penn West also entered oil and natural gas collars, increased its syndicated credit facility to $2.1 billion from $1.9 billion while extending it to a three-year term and amended its Distribution Reinvestment Program to enable the participation of US investors.

Distributions

•                        Penn West’s Board of Directors recently resolved to keep our distribution level at $0.34 per unit, per month, for the next three months subject to current forecasts of commodity prices, production and planned capital expenditures.

Vault Energy Trust Acquisition

•                        On September 24, 2007, Penn West entered into an Arrangement Agreement to acquire Vault Energy Trust (“Vault”) where Vault’s unitholders and exchangeable shareholders will receive 0.14 of a Penn West trust unit for each equivalent Vault trust unit and Vault warrant holders will receive $0.51 per warrant. The total acquisition cost is expected to be approximately $380 million.  The acquisition is expected to add approximately 6,500 barrels of oil equivalent per day weighted 65 percent natural gas and 35 percent oil. It is expected that the acquisition will  close in December of 2007.

The New Alberta Royalty Framework

•                  On October 25, 2007, the Government of Alberta announced that effective January 1, 2009, it intends to adopt a new royalty framework, incorporating some of the recommendations of the Alberta Royalty Review Panel. At our current commodity prices and asset mix, the new royalty regime is expected to have only a minimal impact on Penn West’s current production and cash flow. We are reviewing our go forward strategy on a project by project basis and we have formulated a 2008 capital budget that considers the impact of the new royalty framework on project economics. It is important to note that Penn West has a large and diversified land and product base in all four western Canadian provinces.

Long-term Project Updates

•                  Penn West engaged Sproule Associates Limited (“Sproule”) to independently evaluate certain of its resources contained on its lands located in the Peace River Oil Sands Project as at September 30, 2007. Sproule’s estimate was limited to approximately 20 percent of the total Penn West lands in the Peace River Oil Sands Project. On these evaluated lands, Sproule estimates that Penn West’s share of Contingent Resources(1) of heavy oil is approximately 1.7 billion barrels. This evaluation confirms Penn West’s internal evaluations on this portion of our oil sands leases based on stratigraphic tests and regional geological mapping.

(1)          As per the Canadian Oil and Gas Evaluation Handbook, Contingent Resources are those quantities of oil and natural gas estimated on a given date to be potentially recoverable from known accumulations but may not be currently economic. Sproule Associates Limited has categorized the potentially recoverable resources as contingent in view of ownership, regulatory applications and owner commitment issues and not as a result of current economics. Penn West believes these contingent resources will become economic to develop in the future and expects these contingent resources to be converted to reserves, in whole or part, through additional project development and financial commitments in the future.

•                  At our Peace River Oil Sands Project, in the first nine months of 2007, Penn West completed the drilling of 22 of 29 planned horizontal wells, drilled 16 stratigraphic test wells and completed the tie-in of 11 production pads in Seal Main to Penn West owned production facilities. Geological and engineering studies are ongoing and include plans to drill an additional 28 stratigraphic test wells before the end of 2008, the interpretation of 3-D seismic and core analysis, all aimed at further delineating the project’s resources. The application of development technology such as multi-leg horizontal wells and re-entries utilizing various configurations are yielding early promising results in our continuing efforts to increase well productivity and reduce capital costs.

•                  We continue to evaluate an integrated approach to enhancing our light oil recovery rates from large, legacy oil pools using miscible flooding with CO2 captured from heavy industry gasification processes while at the same time helping to sequester greenhouse gases. At our Pembina CO2 pilot project, monitoring and evaluation is continuing and we plan to drill two additional vertical infill wells in the fourth quarter of 2007 to gather additional petrophysical data. The horizontal pilot expansion at Pembina is targeted to be on-stream by the first quarter of 2008. The CO2 pilot at South Swan Hills is currently under construction and is likewise targeted to be on-stream in the first quarter of 2008.

Management Team

•                  In the third quarter of 2007, the Penn West Board of Directors named Don Wood as Vice President, Development South and Brett Frostad as Vice President, Exploration North. Mr. Wood is a Professional Engineer and an MBA graduate who brings 29 years of domestic and international upstream oil and gas experience to the Trust, most recently as President and C.E.O. of C1 Energy Ltd. Mr. Frostad is a Professional Geologist who joined Penn West in 2002 and has since served in a number of roles of increasing responsibility within the Trust.

HIGHLIGHTS

	Three months ended September 30			Nine months ended September 30
($ millions, except per unit and production amounts)	2007	2006	% change	2007	2006	% change
Financial

Gross revenues (1)	$627.1	$636.0	(1)	$1,817.8	$1,522.4	19
Cash flow	346.8	365.6	(5)	984.3	873.5	13
Basic per unit	1.44	1.55	(7)	4.13	4.63	(11)
Diluted per unit	1.43	1.53	(7)	4.09	4.56	(10)
Net income	137.4	177.8	(23)	48.5	542.7	(91)
Basic per unit	0.57	0.66	(14)	0.20	2.88	(93)
Diluted per unit	0.57	0.65	(12)	0.20	2.83	(93)
Total expenditures, net	230.0	116.7	97	929.5	3,741.8	(75)
Long-term debt at period-end	1,824.7	1,152.4	58	1,824.7	1,152.4	58
Distributions paid (2)	$244.4	$216.2	13	$729.6	$540.5	35

Operations

Daily production
Natural gas (mmcf/d)	315.4	359.1	(12)	329.8	298.3	11
Light oil and NGL (bbls/d)	50,861	48,029	6	49,874	36,576	36
Conventional heavy oil (bbls/d)	21,922	21,186	3	21,937	20,166	9
Total production (boe/d)	125,345	129,059	(3)	126,785	106,457	19

Average sales price
Natural gas ($/mcf)	$5.86	$5.97	(2)	$7.02	$6.65	6
Light oil and NGL ($/bbl)	72.62	70.25	3	65.91	68.40	(4)
Conventional heavy oil ($/bbl)	48.75	52.20	(7)	44.09	45.15	(2)

Netback per boe
Sales price	$52.73	$51.33	3	$51.81	$50.70	2
Risk management	0.98	2.23	(56)	0.43	1.68	(74)
Net sales price	53.71	53.56	—	52.24	52.38	—
Royalties	9.46	9.26	2	9.63	9.45	2
Operating expenses	11.18	10.64	5	10.94	10.30	6
Transportation	0.47	0.64	(27)	0.51	0.63	(19)
Netback	$32.60	$33.02	(1)	$31.16	$32.00	(3)

The above information includes non-GAAP measures not defined under generally accepted accounting principles, including cash flow and netback. Cash flow is cash flow from operating activities before changes in non-cash working capital, and asset retirement expenditures. Please refer to the calculation of cash flow table on the first page of the Management’s Discussion and Analysis for a reconciliation of cash flow from operating activities to cash flow. Cash flow is used to assess the ability to fund distributions and planned capital programs. Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1).  Netback is a per unit of production measure of operating margin used in capital allocation decisions.

(1)          Gross revenues include realized gains and losses on commodity contracts.

(2)          Includes distributions paid in trust units under the distribution reinvestment plan.

DRILLING PROGRAM

	Three months ended September 30				Nine months ended September 30
	2007		2006		2007		2006
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Natural gas	41	21	67	29	95	46	147	93
Oil	60	39	79	56	137	83	143	111
Dry	2	2	3	3	7	6	14	14
	103	62	149	88	239	135	304	218
Stratigraphic and service	8	6	11	5	27	21	20	11
Total	111	68	160	93	266	156	324	229
Success Rate (1)		97%		97%		96%		94%

(1)          Success rate is calculated excluding stratigraphic and service wells.

UNDEVELOPED LANDS

	As at September 30
	2007	2006	% change
Gross acres (000s)	3,914	4,519	(13)
Net acres (000s)	3,379	4,037	(16)
Average working interest	86%	89%	(3)

FARM-OUT ACTIVITY

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Wells drilled on farm-out lands (1)	41	58	147	112

(1)          Wells drilled on Penn West lands, including re-completions and re-entries, by independent operators pursuant to farm-out agreements.

CORE AREA ACTIVITY

	Net wells drilled for the nine months
Core Area	ended September 30, 2007	Undeveloped land as at September 30, 2007
		(thousands of net acres)
Central	63	1,276
Plains	91	1,003
Northern	2	1,100
	156	3,379

TRUST UNIT DATA

	Three months ended September 30			Nine months ended September 30
(millions of units)	2007	2006	% change	2007	2006	% change
Weighted average
Basic	240.5	236.1	2	238.6	188.6	27
Diluted	242.6	239.0	2	240.9	191.5	26
Outstanding as at September 30
Basic				240.8	236.2	2
Basic plus trust unit rights				255.2	246.8	3

Important Additional Information will be Filed with the SEC

In connection with the proposed business combination with Canetic, Penn West intends to, if required, file relevant materials with the Securities and Exchange Commission (the “SEC”) on a Registration Statement on Form F-10 (the “Registration Statement”) to register the Penn West Units (the “Units”) to be issued in connection with the proposed transaction. Investors and unitholders are urged to read the Registration Statement and any other relevant documents to be filed with the SEC when available because they will contain important information about Penn West and Canetic, the transaction and related matters. Investors and unitholders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Penn West through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of the Registration Statement and such other documents when they become available from Penn West by contacting Penn West Investor Relations at investor_relations@pennwest.com or by telephone at 1-888-770-2633.

Charting our Performance

Letter to our Unitholders

The third quarter of 2007 was characterized by near-record high US dollar oil prices, lower natural gas prices, which have shown some signs of recovering since quarter end, and highs in the Canadian dollar not seen for over thirty years. Penn West Energy Trust (“Penn West”) generated cash flow in the third quarter of 2007 of $347 million ($1.44 per unit, basic), $21 million higher ($0.07 per unit, basic) than the second quarter of 2007 and $19 million lower ($0.11 per unit basic) than the third quarter of 2006. Our average production in the quarter was negatively affected by approximately 23 mmcf per day due to the continuing fire-related outage at our Wildboy natural gas plant (the financial impact of which we expect will be largely offset by our business interruption insurance) and by approximately 1,200 barrels of oil equivalent per day due to scheduled downtime for turnarounds and other facility maintenance. Production has now been restored at Wildboy where we are currently producing in excess of 50 mmcf per day.

On October 31, 2007, Penn West Energy Trust (“Penn West”) and Canetic Resources Trust (“Canetic”) entered into a combination agreement (the “Combination Agreement”) that provides for the strategic combination of Penn West and Canetic to form Canada’s largest energy trust (the “Combined Trust”). The Combined Trust will have an enterprise value of over $15 billion and current production of over 200,000 barrels of oil equivalent per day. Key highlights of the Combined Trust include; becoming the dominant independent light oil producer in Western Canada with conventional proven plus probable reserves in excess of 800 million boe, a large inventory of unconventional opportunities including a multi-billion barrel (discovered heavy oil resources in place) (1) Peace River Oil Sands Project and increased liquidity and enhanced financial flexibility allowing expansion both domestically and internationally. The combining entities exhibit a compelling overlap of assets and similarities in operating philosophies, which should improve operating efficiencies, field optimization and cost reductions availed by economies of scale. The Combined Trust will operate approximately 80 percent of its production and the initial distribution will be $0.34 per unit per month. Under the terms of the Combination Agreement, Canetic unitholders will receive 0.515 of a Penn West unit for each Canetic unit on a tax-deferred basis for Canadian and U.S. tax purposes plus a one-time special distribution of $0.09 per unit. It is expected that the Canetic unitholder meeting to vote on the combination and closing will occur in January 2008.

(1)          Represents the mid case. Using the definitions set out in the Canadian Oil and Gas Handbook, these resources are considered “Discovered Resources”. As Penn West is in the early stages of the project, these resources have not been classified into more specific categories. There is no certainty that a significant portion of these resources will be recovered or that a significant portion of the resources will be economically or technically feasible to produce in the future. Discovered resources are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources consist of economic and uneconomic resources with the estimated future recoverable portion classified as reserves or contingent resources.

The merger with Canetic will permit Penn West to remain as an income trust with approximately $15 billion of expansion capabilities under the SIFT tax rules. We will continue to evaluate the best corporate structure for Penn West after the SIFT tax becomes effective in 2011. Subsequent to 2011, the current alternatives available to Penn West include any combination of:

•                  maintaining the trust structure;

•                  converting to a high yield, low growth corporate model;

•                  converting to a low yield, high growth corporate model.

We want to emphasize that there is no current plan to convert the combined corporate structure to a conventional corporation on or prior to the effective date of the SIFT tax. No change will be made until it is clear that the change is the best alternative for unitholders.

On October 25, 2007, the Government of Alberta (the “Government”) released its new royalty framework, which will become effective January 1, 2009. There are four important aspects of the new framework that impact Penn West. First, the new program confirmed that conventional production from oil sands leases will continue to be subject to oil sands royalty rates rather than the higher conventional oil royalty rates proposed by the Alberta Royalty Review Panel (the “ARRP”). This is positive at our Peace River Oil Sands Project as pay-out times will not be materially increased. Second, the Government decided to retain the Enhanced Oil Recovery (“EOR”) and the Innovative Energy Technology incentive programs related to CO2 and hydrocarbon miscible flood EOR projects. Penn West believes strongly in these projects which aim to recover a material amount of oil remaining in large light oil pools while sequestering greenhouse gases and applauds the Government for these initiatives. Penn West has a significant inventory of legacy, light oil interests amenable to EOR and has interests in CO2 EOR producing properties and other CO2 pilot projects. Third, the new framework will continue to encourage solution gas conservation associated with both conventional and bitumen production and thus is consistent with Penn West’s long standing environmental operating and asset optimization objectives. Lastly, on conventional production, the Government confirmed that its new royalty framework will be sensitive to well productivity and commodity prices at slightly higher thresholds than the September 18, 2007 proposals of the ARRP. Penn West, as the largest energy trust in North America, has a wide diversity of play types across the Western Canada Sedimentary Basin. Approximately sixty percent of our production is from Alberta Crown leases and our historical asset strategies have favored mature assets. While we are currently assessing the impact the new royalty framework will have on our longer-term conventional capital allocations, at current commodity prices and at our current asset mix, we expect that our conventional producing oil and natural gas business will be only minimally affected.

On September 24, 2007, Penn West entered an Arrangement agreement to acquire Vault Energy Trust (“Vault”) for a total acquisition cost of approximately $380 million of which approximately $170 million will be paid through the issue of 5.5 million Penn West trust units, with the remainder of the acquisition cost being the assumption of debt, including convertible debentures. Vault Unitholders and Exchangeable Shareholders will receive 0.14 of a Penn West trust unit for each equivalent Vault trust unit and Vault’s Warrant Holders will receive $0.51 per warrant. Our interest in Vault’s assets, which currently produce about 6,500 barrels of oil equivalent per day, is due to the opportunity to add another significant legacy light oil area, Wimborne, as well as assets at Pembina, Bigoray, Crystal and Westerose which fold into some of our existing core light oil holdings. We also like the fit of Vault’s natural gas assets. An Information Circular was mailed to Vault’s Unitholders on October 29, 2007 and Vault’s Unitholder meeting to vote on the arrangement is expected to occur in December 2007.

On September 18, 2007, we commenced the statutory acquisition of the remainder of the C1 Energy Ltd. shares and subsequently de-listed its shares from the Toronto Stock Exchange. In the third quarter, Penn West also added natural gas and oil collars, fixed the Canadian dollar repayment amount of US$250 million of its US dollar denominated private notes at slightly better than parity, increased its syndicated credit facility to $2.1 billion from $1.9 billion while extending it to a three-year term and amended our Distribution Reinvestment Program to enable the participation of US investors.

Penn West is pleased to announce the Conference Board of Canada named it to the Climate Disclosure Leadership Index (the “CDLI”). The CDLI consists of the top 16 Canadian companies on the TSX that are recognized for their high level of transparency regarding climate change disclosure. The Carbon Disclosure Project (the “CDP”) provides a coordinating secretariat for institutional investors with a combined $41 trillion of assets under management. On their behalf it seeks information on the business risks and opportunities presented by climate change and greenhouse gas emissions data from the world’s largest companies: 2,400 in 2007. Additional information regarding this index can be found on the Conference Board of Canada’s website (www.conferenceboard.ca) or the International Carbon Disclosure Project website (www.cdproject.net).

Penn West has shown the ability to meet challenges head-on. With guidance we receive from our Board of Directors and a focus on detail, we believe we can adjust our operations and programs to effectively address recent challenges including the tax on specified investment flow through entities in 2011, the proposals to change the royalty structure in Alberta and others. As in the past, our primary objective remains to provide superior returns to our Unitholders in a safe and environmentally-responsible manner.

Upon successful completion of the Canetic, Vault and other pending transactions, Penn West forecasts initial production between 200,000 - 210,000 boe per day generating cash flow for 2008 of $2.0 - $2.2 billion using budgeted prices of US$75.00 WTI oil prices, $7.00 per mcf AECO natural gas prices and a par exchange rate. Based on this level of cash flow and other factors, we estimate 2008 net capital expenditures of $900 million to $1 billion.

On behalf of the Board of Directors,

William E. Andrew

President and CEO

Calgary, Alberta

November 1, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2007

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (“Penn West”, “the Trust”, “we” or “our”) for the three and nine months ended September 30, 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2006. The date of this MD&A is November 1, 2007.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Measures including cash flow, cash flow per unit-basic, cash flow per unit-diluted and netbacks included in this MD&A are not defined in generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Management utilizes cash flow and netbacks to assess financial performance, to allocate its capital among alternative projects and to assess our capacity to fund distributions and future capital programs. Reconciliations of non-GAAP measures to their nearest measure prescribed by GAAP are provided below.

Calculation of Cash Flow

	Three months ended September 30		Nine months ended September 30
($ millions, except per unit amounts)	2007	2006	2007	2006
Cash flow from operating activities	$316.8	$418.8	$930.1	$845.2
Increase (decrease) in non-cash working capital	11.8	(61.3)	17.5	10.7
Asset retirement expenditures	18.2	8.1	36.7	17.6
Cash flow	$346.8	$365.6	$984.3	$873.5

Basic per unit	$1.44	$1.55	$4.13	$4.63
Diluted per unit	$1.43	$1.53	$4.09	$4.56

Quarterly Financial Summary

($ millions, except per unit and production amounts) (unaudited)

	Penn West Energy Trust
Three months ended	Sep 30 2007	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005
Gross revenues (1)	$627.1	$608.3	$582.4	$578.5	$636.0	$452.5	$433.9	$554.5
Cash flow	346.8	326.2	311.3	303.3	365.6	264.7	243.2	332.6
Basic per unit	1.44	1.37	1.31	1.23	1.55	1.59	1.49	2.03
Diluted per unit	1.43	1.35	1.30	1.22	1.53	1.56	1.47	2.03
Net income (loss)	137.4	(185.2)	96.3	122.9	177.8	220.5	144.4	241.1
Basic per unit	0.57	(0.77)	0.41	0.44	0.66	1.34	0.88	1.48
Diluted per unit	0.57	(0.77)	0.40	0.44	0.65	1.31	0.87	1.46
Distributions declared	245.0	243.5	242.4	241.5	240.7	167.6	162.0	151.8
Per unit	1.02	1.02	1.02	1.02	1.02	1.02	0.99	0.93
Production
Liquids (bbls/d) (2)	72,783	70,923	71,716	70,819	69,215	48,599	52,226	51,953
Natural gas (mmcf/d)	315.4	334.1	340.6	354.6	359.1	267.9	266.9	277.5
Total (boe/d)	125,345	126,599	128,447	129,915	129,059	93,242	96,713	98,205

(1)          Gross revenues include realized gains and losses on commodity contracts.

(2)          Includes crude oil and natural gas liquids.

The New Alberta Royalty Framework

On October 25, 2007, the Government of Alberta (the “Government”) released its new royalty framework which becomes effective January 1, 2009. The new framework maintains or continues certain programs that are important to Penn West:

•                  conventional production from oil sands leases will maintain oil sands administrative status which benefits our Peace River Oil Sands project due to the reduced royalty rates;

•                  Enhanced Oil Recovery (“EOR”) and Innovative Energy Technology incentive programs will continue. Penn West has significant inventories of legacy light oil interests amenable to EOR and interests in CO2 EOR producing and other CO2 pilot projects;

•                  Otherwise Flared Solution Gas Waiver Program will continue which supports our long standing environmental operating and asset optimization objectives.

On conventional production, the Government confirmed that its new royalty framework will be sensitive to well productivity and commodity prices at slightly higher thresholds than the September 18, 2007 proposals of the Alberta Royalty Review Panel. Penn West, as the largest energy trust in North America, has a wide diversity of play types across the Western Canada Sedimentary Basin. Approximately 60 percent of our production is from Alberta Crown leases and our historical asset strategies have favored mature assets. We are currently assessing the impact that the new royalty framework will have on our conventional capital allocations for 2008 and beyond. We currently expect that our conventional producing oil and natural gas strategies and business plans will only be minimally affected at current commodity prices and at our current asset mix.

Enactment of the Tax on Income Trusts

On June 12, 2007, the legislation implementing the new tax on publicly traded income trusts and limited partnerships (the “SIFT tax”), referred to as “Specified investment flow-through” (“SIFT”) entities (Bill C-52) received third reading in the House of Commons and on June 22, 2007, the Bill received Royal Assent.

For SIFTs in existence on October 31, 2006 including Penn West, the SIFT tax will be effective in 2011 unless certain rules related to “undue expansion” are not adhered to. Under the guidance provided, with the successful closing of the Vault Energy Trust (“Vault”), Canetic Resources Trust (“Canetic”) and other pending transactions, we can increase our equity by approximately $15 billion between now and 2011 without prematurely triggering the SIFT tax.

Under the SIFT tax, distributions from certain types of income will not be deductible for income tax purposes by SIFTs in 2011 and thereafter and any resultant trust level taxable income will be taxed at an approximate of the corporate income tax rate. The SIFT rate is currently 31.5 percent however on October 30, 2007, the Government of Canada, in its Mini-Budget, proposed changing the rate to 28.0 (1) percent. Distributions from income subject to the SIFT tax will be considered taxable dividends to unitholders, generally eligible for the dividend tax credit. As a result, the SIFT tax will not adversely affect Canadian investors who hold Penn West units in a non-tax deferred account. Distributions representing a return of capital for income tax purposes will continue to be an adjustment to a unitholder’s adjusted cost base of trust units.

For accounting purposes, as the SIFT tax was enacted in the second quarter of 2007, Penn West recorded a one-time, non-cash charge to future income taxes of $326 million to reflect the current estimate of the temporary differences between the book and tax basis of assets and liabilities expected to be remaining in the Trust in 2011. The majority of the temporary differences at the Penn West Trust level were assumed on the merger with Petrofund Energy Trust on June 30, 2006.

Our Board of Directors and Management are continuously monitoring the impact of this tax on our business strategies. We expect future technical interpretations and details will further clarify the legislation. At the present time, Penn West believes some or all of the following actions will or could result in the future due to the SIFT tax:

•                  If structural or other similar changes are not made, the after-tax distribution yield in 2011 to taxable Canadian investors will remain approximately the same, however, the distribution yield in 2011 to tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and foreign investors would fall by an estimated 31.5 (1) percent and 26.5 (1) percent, respectively;

(1)          On October 30, 2007, the Government of Canada delivered its Mini-Budget outlining a number of corporate tax reductions over the next five years. The general corporate tax rate will fall to a proposed rate of 15 percent in 2012, a reduction of 3.5 percent. Any reduction  eventually enacted will reduce the SIFT tax rate as it becomes effective in 2011, and lower the rate at which any corporate income taxes will be paid in Penn West’s operating entities.

•                  A portion of Penn West’s cash flow could, as a result, be required for the payment of the SIFT tax, or other forms of tax, and would not be available for distribution or reinvestment;

•                  Penn West could convert to a corporate structure with yield in the form of dividends to facilitate investing a higher proportion or all of its cash flow in exploration and development projects.  Such a conversion could result in the reduction, or the elimination, of the current distribution program in favor of higher capital investment and/or a dividend payment program;

•                  Penn West might determine that it is more economic to remain in the trust structure, at least for a period of time, and shelter its taxable income using tax pools and pay all or a portion of its distributions on a return of capital basis, likely at a lower payout ratio. Further, as the SIFT tax rate exceeds the corporate income tax rate that would be applicable to Penn West, the tax strategy might involve paying some corporate tax resulting in all or a portion of those distributions being paid on a return of capital basis at a lower payout ratio.

The Trust continues to review all organizational structures and alternatives to minimize the impact of the SIFT tax on our unitholders. While there can be no assurance that the negative effect of the tax can be minimized or eliminated, Penn West and its advisors will continue to work diligently on these issues.

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2007	2006	% change	2007	2006	% change
Natural gas (mmcf/d)	315.4	359.1	(12)	329.8	298.3	11
Light oil and NGL (bbls/d)	50,861	48,029	6	49,874	36,576	36
Conventional heavy oil (bbls/d)	21,922	21,186	3	21,937	20,166	9
Total production (boe/d) (1)	125,345	129,059	(3)	126,785	106,457	19

(1)          Barrels of oil equivalent (boe) are based on six mcf of natural gas being equal to one barrel of oil (6:1)

Production in the third quarter of 2007 was slightly below the 126,599 boe per day produced in the second quarter of 2007 due primarily to the loss of approximately 22.5 mmcf per day of natural gas production at our 100% owned Wildboy natural gas plant which was shut down, then partially re-started after a fire at the adjoining tank farm in mid-May. We expect that our business interruption insurance will cover the lost cash flow, excluding the deductible portion. Production at Wildboy is currently in excess of 50 mmcf per day. In addition, production in the third quarter of 2007 was reduced by 1,200 barrels of oil equivalent per day due to scheduled turnarounds.

We strive to maintain an approximately balanced portfolio of liquids and natural gas production provided it is economic to do so. We believe a balance by product helps to reduce exposure to price volatility that can affect a single commodity. In the third quarter of 2007, crude oil and NGL production averaged 72,783 barrels per day (58 percent of production) and natural gas production averaged 315.4 mmcf per day (42 percent of production).

We drilled 68 net wells in the third quarter of 2007, mainly in the Central and Plains areas, compared to 93 in the same period of 2006.

Commodity Markets

Natural Gas

North American natural gas prices continued to weaken through the summer. With little or no interruptions to supply and record liquefied natural gas (“LNG”) imports in the third quarter, storage filled quickly which eased supply concerns. Spot natural gas prices at AECO in the third quarter decreased by $1.76 per mcf, or 24 percent, from the prior quarter to average $5.61 per mcf. Penn West’s average natural gas price in the third quarter of 2007 exceeded AECO spot prices due to the use of fixed price, short term, physical natural gas contracts. Penn West averaged $6.18 per mcf at the plant gate, including gains from financial hedges.

Crude Oil

WTI oil prices strengthened in the third quarter of 2007, as world oil supply remained tightly balanced to projected demand growth. Although the Canadian dollar continued to strengthen relative to the US dollar, Edmonton par oil prices traded higher relative to WTI prices as markets reacted to disruptions in synthetic oil supply through the latter part of the quarter. Subsequent to September 30, 2007, WTI oil prices have continued to increase due to the Turkey/Iraq Kurdish Rebel geopolitical situation and continuing strong demand. Both heavy and sour Canadian oil differentials to the Edmonton par light oil price widened compared to the second quarter of 2007, with the Bow River differential averaging $24.74 per barrel compared to $22.31 in the previous quarter due to continuing U.S. refinery outages. Penn West’s average field price, including losses from financial hedges, was $65.22 per barrel.

Average Sales Prices Received

	Three months ended September 30			Nine months ended September 30
	2007	2006	% change	2007	2006	% change
Natural gas ($/mcf)	$5.86	$5.97	(2)	$7.02	$6.65	6
Risk management ($/mcf)	0.43	1.07	(60)	0.16	0.78	(80)
Natural gas net ($/mcf)	6.29	7.04	(11)	7.18	7.43	(3)

Light oil and liquids ($/bbl)	72.62	70.25	3	65.91	68.40	(4)
Risk management ($/bbl)	(0.24)	(1.97)	(88)	0.04	(1.45)	(103)
Light oil and liquids net ($/bbl)	72.38	68.28	6	65.95	66.95	(2)

Conventional heavy oil ($/bbl)	48.75	52.20	(7)	44.09	45.15	(2)

Weighted average ($/boe)	52.73	51.33	3	51.81	50.70	2
Risk management ($/boe)	0.98	2.23	(56)	0.43	1.68	(74)
Weighted average net ($/boe)	$53.71	$53.56	—	$52.24	$52.38	—

Netbacks

	Three months ended September 30			Nine months ended September 30
	2007	2006	% change	2007	2006	% change
Natural gas
Production (mmcf/day)	315.4	359.1	(12)	329.8	298.3	11
Operating netback ($/mcf):
Sales price	$5.86	$5.97	(2)	$7.03	$6.65	6
Risk management(2)	0.43	1.07	(60)	0.16	0.78	(80)
Royalties	1.25	1.29	(3)	1.52	1.49	2
Operating costs	1.15	1.00	15	1.10	0.97	13
Transportation	0.18	0.23	(22)	0.19	0.22	(14)
Netback	$3.71	$4.52	(18)	$4.37	$4.75	(8)
Light oil and NGL
Production (bbls/day)	50,861	48,029	6	49,874	36,576	36
Operating netback ($/bbl):
Sales price	$72.62	$70.25	3	$65.91	$68.40	(4)
Risk management(2)	(0.24)	(1.97)	(88)	0.04	(1.45)	(103)
Royalties	12.38	11.40	9	11.49	11.01	4
Operating costs	15.19	16.31	(7)	15.20	16.00	(5)
Netback	$44.81	$40.57	10	$39.26	$39.94	(2)
Conventional heavy oil
Production (bbls/day)	21,922	21,186	3	21,937	20,166	9
Operating netback ($/bbl):
Sales price	$48.75	$52.20	(7)	$44.09	$45.15	(2)
Royalties	7.32	8.59	(15)	6.66	7.85	(15)
Operating costs	12.17	10.93	11	12.14	10.97	11
Transportation	0.12	0.07	71	0.07	0.08	(13)
Netback	$29.14	$33.61	(10)	$25.22	$26.25	(4)
Total liquids
Production (bbls/day)	72,783	69,215	5	71,811	56,742	27
Operating netback ($/bbl):
Sales price	$65.43	$64.73	1	$59.24	$60.14	(2)
Risk management(2)	(0.17)	(1.36)	(88)	0.03	(0.93)	(103)
Royalties	10.86	10.55	3	10.01	9.89	1
Operating costs	14.28	14.66	(3)	14.27	14.21	—
Transportation	0.04	0.02	100	0.02	0.03	(33)
Netback	$40.08	$38.14	5	$34.97	$35.08	—
Combined totals
Production (boe/day)(1)	125,345	129,059	(3)	126,785	106,457	19
Operating netback ($/boe):
Sales price	$52.73	$51.33	3	$51.81	$50.70	2
Risk management(2)	0.98	2.23	(56)	0.43	1.68	(74)
Royalties	9.46	9.26	2	9.63	9.45	2
Operating costs	11.18	10.64	5	10.94	10.30	6
Transportation	0.47	0.64	(14)	0.51	0.63	(14)
Netback	$32.60	$33.02	(1)	$31.16	$32.00	(3)

(1)          Boe or barrels of oil equivalent are based on six mcf of natural gas being equal to one barrel of oil (6:1).

(2)          Realized component of risk management activities related to oil and natural gas prices.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended September 30			Nine months ended September 30
($ millions)	2007	2006	% change	2007	2006	% change
Natural gas	$190.1	$232.6	(18)	$655.9	$605.3	8
Light oil and NGL	338.7	301.7	12	897.9	668.5	34
Conventional heavy oil	98.3	101.7	(3)	264.0	248.6	6
Gross revenues(1)	$627.1	$636.0	(1)	$1,817.8	$1,522.4	19

(1)          Gross revenues include realized gains and losses on commodity contracts.

Increases (Decreases) in Production Revenues

($ millions)
Gross revenues — January 1 - September 30, 2006	$1,522.4
Increase in light oil and NGL production	243.0
Decrease in light oil and NGL prices (including realized risk management)	(13.7)
Increase in conventional heavy oil production	21.8
Decrease in conventional heavy oil prices	(6.3)
Increase in natural gas production	64.0
Decrease in natural gas prices (including realized risk management)	(13.4)
Gross revenues — January 1 - September 30, 2007	$1,817.8

Royalties

	Three months ended September 30			Nine months ended September 30
	2007	2006	% change	2007	2006	% change
Royalties ($ millions)	$109.0	$109.3	—	$333.4	$275.0	21
Average royalty rate (%)	18	17	6	18	18	—
$/boe	$9.46	$9.26	2	$9.63	$9.45	2

Expenses

	Three months ended September 30			Nine months ended September 30
($ millions)	2007	2006	% change	2007	2006	% change
Operating	$128.9	$126.3	2	$378.6	$299.4	26
Transportation	5.4	7.6	(29)	17.5	18.4	(5)
Financing	24.7	16.7	48	65.2	31.5	107
Unit-based compensation	$5.2	$2.8	86	$15.0	$8.2	83

	Three months ended September 30			Nine months ended September 30
($/boe)	2007	2006	% change	2007	2006	% change
Operating	$11.18	$10.64	5	$10.94	$10.30	6
Transportation	0.47	0.64	(27)	0.51	0.63	(19)
Financing	2.17	1.41	54	1.90	1.09	74
Unit-based compensation	$0.45	$0.23	96	$0.43	$0.28	54

Operating

Over the last 18 months, Penn West has worked on initiatives to limit increases to its operating costs. Operating costs escalation was occurring industry-wide due to strong demand for skilled labour and oil field services, particularly drilling and oilfield service rigs. The modest increases in operating costs per barrel of oil equivalent were due to a higher portion of liquids production in 2007 than the comparative 2006 periods. The addition of the Petrofund assets effective July 1, 2006, with higher operating costs than the Penn West assets, also contributed to the increase. We are beginning to experience a slow down in industry activity related to natural gas drilling, which is expected to alleviate some or all of the excess demand for oilfield services in the near future.

A realized gain of $9.0 million (2006 - $8.4 million) on our electricity contracts has been included in the operating costs for the first nine months of the year.

Financing

Penn West Petroleum Ltd. (“the Company”) closed the placement of US$475 million of notes on May 31, 2007.  The interest rates on the notes are fixed at 5.68 to 6.05 percent for terms of 8 to 15 years.  During September 2007, the Company entered into foreign exchange contracts to fix the repayment (in Canadian dollars) on US$250 million at an exchange rate of approximately one Canadian dollar at par with one US dollar. In addition, the Company has swaps on $100 million of bank debt that fix the interest rate at approximately 4.36 percent until March 2008. The interest rate on the balance of the Company’s long-term debt is currently based on short-term, floating interest rate debt instruments.

The 2007 increase in interest expense resulted from both an increase in the average outstanding debt balance and increases in interest rates over 2006. The U.S. notes contain slightly higher fixed interest rates than the Company was subject to under its syndicated credit facility using short-term money market instruments. Penn West believes the long-term nature and the fixed interest rates inherent in the notes are beneficial for a portion of its capital structure. The increased average loan balance was principally due to the $610 million of debt assumed with the Petrofund merger on June 30, 2006 and the $330 million property acquisition that closed in April 2007.

Unit-Based Compensation

Unit-based compensation expense related to Penn West’s Trust Unit Rights Incentive Plan is based on the fair value of trust unit rights issued, determined using the Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-line basis. The unit-based compensation expense was $5.2 million for the three months ended September 30, 2007, of which $1.4 million was charged to operating expense and $3.8 million was charged to general and administrative expense (2006 - $2.8 million, $0.7 million and $2.1 million respectively).

General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2007	2006	% change	2007	2006	% change
Gross	$20.1	$17.3	16	$62.0	$42.8	45
Per boe	1.74	1.46	19	1.79	1.47	22
Net	12.3	10.5	17	38.8	24.6	58
Per boe	$1.06	$0.88	20	$1.12	$0.85	32

The cost of hiring, compensating and retaining employees and consultants, including the recruitment of professional staff dedicated to optimizing and controlling field operating costs, remains relatively high due to strong demand, particularly for those with specialized training and experience. More onerous regulatory compliance activities are also contributing to the higher costs.

Depletion, Depreciation and Accretion (“DD&A”)

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2007	2006	% change	2007	2006	% change
Depletion of oil and natural gas assets(1)	$215.0	$207.9	3	$636.2	$418.8	52
Accretion of asset retirement obligation(2)	6.2	9.8	(37)	18.3	21.3	(14)
Total DD&A	221.2	217.7	2	654.5	440.1	49
DD&A expense per boe	$19.18	$18.33	5	$18.91	$15.14	25

(1)  Includes depletion of the capitalized portion of the asset retirement obligation.

(2)  Represents the accretion expense on the asset retirement obligation during the period.

Higher DD&A expense in 2007 versus 2006 was due to higher production and a higher depletion rate as a result of the Petrofund merger in mid-2006. The merger was accounted for as a purchase of Petrofund by Penn West with the purchase price allocated to the fair value of net identifiable assets acquired. The purchase price allocation to oil and natural gas assets at fair value significantly increased our consolidated depletion base per unit.

Taxes

	Three months ended September 30			Nine months ended September 30
($ millions)	2007	2006	% change	2007	2006	% change
Future income (reduction) expense	$(18.2)	$20.4	(189)	$236.4	$(84.3)	380

During the second quarter of 2007, a $325.5 million charge was recorded due to the enactment of the SIFT tax legislation during the period. Temporary differences at the Trust level, or differences between book and tax basis of assets and liabilities, were previously not recognized as future income taxes under Canadian GAAP since the Trust was required to distribute all of its taxable income. Under the new legislation, in 2011 and beyond, as distributions will no longer be tax deductible, the Trust will not be able to make distributions to reduce its taxable income and is no longer considered to be exempt from income taxes for accounting purposes. Accordingly, the future income tax liability was increased to reflect the current temporary differences expected to be remaining at the Trust level in 2011 using the SIFT tax rate of 31.5 percent. On October 30, 2007, the Government of Canada proposed rate reductions which, if and when enacted, would lower the SIFT tax rate to 28 percent and will reduce future corporate income tax rates by an additional 3.5 percent.

Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust to eliminate income subject to corporate income taxes in the operating entities. With the new legislation, such amounts transferred to the Trust could be taxable beginning in 2011 as distributions will no longer be deductible by the Trust for income tax purposes. At that time, Penn West could claim on its tax pools and pay all or a portion of its distributions on a return of capital basis. Such distributions would not be immediately taxable to investors: they would generally reduce the adjusted cost base of units held by investors however such distributions would potentially be at a lower payout ratio. Until 2011, under the terms of its trust indenture, the Trust is required to distribute amounts equal to at least its taxable income. In the event that the Trust has undistributed taxable income in a taxation year (prior to 2011), an additional special taxable distribution in the form of trust units, subject to certain withholding taxes, would be required by the terms of its trust indenture.

The new legislation is not currently expected to directly affect our cash flow levels and distribution policies until 2011 at the earliest.

The estimate of future income taxes is based on the current tax status of the Trust. Future events, which could materially affect future income taxes such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled. As a result, future changes to the tax legislation could lead to a material change in the recorded amount of future income taxes.

Cash Flow and Net Income

	Three months ended September 30			Nine months ended September 30
	2007	2006	% change	2007	2006	% change
Cash flow(1)($ millions)	$346.8	$365.6	(5)	$984.3	$873.5	13
Basic per unit	1.44	1.55	(7)	4.13	4.63	(11)
Diluted per unit	1.43	1.53	(7)	4.09	4.56	(10)

Net income ($ millions)	137.4	177.8	(23)	48.5	542.7	(91)
Basic per unit	0.57	0.66	(14)	0.20	2.88	(93)
Diluted per unit	$0.57	$0.65	(12)	$0.20	$2.83	(93)

(1)  Cash flow is a non-GAAP measure. See “Calculation of Cash Flow”.

Cash flow realized in the first nine months of 2007 increased from the comparable 2006 period due to higher production volumes resulting from the Petrofund merger partially offset by lower commodity prices and higher operating and financing costs.

In the absence of the $325.5 million non-cash charge taken in the second quarter to reflect the enactment of the SIFT tax, net income for the first nine months of 2007 would have been $374.0 million.

Goodwill

The goodwill balance of $652.0 million resulted from the merger with Petrofund in June 2006. The Trust has determined that there was no goodwill impairment as of September 30, 2007.

Capital Expenditures

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2007	2006	2007	2006
Property acquisitions (dispositions), net	$33.9	$0.2	$402.0	$(5.3)
Land acquisition and retention	24.9	0.5	29.4	19.0
Drilling and completions	105.5	80.3	271.1	231.3
Facilities and well equipping	33.5	72.0	181.1	166.7
Geological and geophysical	1.7	0.4	9.7	2.6
CO2 pilot costs	6.9	0.7	10.0	2.6
Administrative	2.4	0.6	5.0	1.6
Capital expenditures	208.8	154.7	908.3	418.5

Business combination	21.2	(38.0)	21.2	3,323.3

Total expenditures	$230.0	$116.7	$929.5	$3,741.8

We drilled 68 net wells in the third quarter of 2007, resulting in 39 net oil wells, 21 net natural gas wells and six stratigraphic wells with a success rate of 97 percent. Our drilling activities were focused primarily in the Central and Plains areas.

On June 30, 2006, we merged with Petrofund. The fair value of the oil and gas properties acquired of $3.3 billion was added to property, plant and equipment and the remaining $0.7 billion of the purchase price was attributed to goodwill.

Our farm-out program is ongoing; since 2005, 419 wells have been drilled on Penn West’s lands (including re-completions and re-entries) by independent operators who incur drilling, completions and other capital costs on these plays to earn an interest in the lands. In the third quarter of 2007, 41 wells were drilled on our farm-out lands.

The acquisition of C1 Energy Ltd (“C1”) for total cost of approximately $21.2 million closed during the third quarter of 2007 and was accounted for as a business combination.

In addition to the above noted capital expenditures, for the nine months ended September 30, 2007, $5.1 million was capitalized for future income taxes on acquisitions to reflect the acquisitions with different tax basis than the purchase prices and $21.0 million was capitalized for additions to asset retirement obligations to reflect the additional retirement obligations from both capital programs and net acquisitions.

CO2 pilot costs represent capital expenditures related to the Pembina CO2 pilot project, including the cost of injectants, for which no reserves have been booked.

Business Risks

Market Risk Management

We are exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk, foreign currency and environmental risk. From time to time, we attempt to minimize exposure to a portion of these risks by using financial instruments and by other means.

Commodity Price Risk

Commodity price fluctuations are among the Trust’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. Oil prices, North American natural gas supply and demand factors including weather, storage levels and LNG imports, influence natural gas prices. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of costless collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for a two-year period or up to 75 percent of forecast sales volumes, net of royalties, for a one-year period.

For a current summary of outstanding oil and natural gas hedging contracts, please refer to “Financial Instruments” later in this MD&A or our website at www.pennwest.com.

Foreign Currency Rate Risk

Prices received for sales of crude oil are referenced to, or denominated in, US dollars, and thus realized oil prices are impacted by Canadian to United States exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates.

In September 2007, we entered into foreign exchange contracts to fix the future repayment currency on US$250 of US dollar denominated private notes at an exchange of approximately one Canadian dollar equals one US dollar. At September 30, 2007, we had US dollar denominated debt with a face value of US$225 million outstanding on which the repayment of principal amount in Canadian dollars is not fixed.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. All of our receivables are with customers in the oil and natural gas industry and are subject to normal industry credit risk. In order to limit the risk of non-performance of counterparties to derivative instruments, we contract only with organizations with high credit ratings or by obtaining security in certain circumstances.

Interest Rate Risk

We currently maintain a portion of our debt in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates, which have for a number of years been lower than longer term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.

In 2006, we entered into interest rate swaps that fix the interest rate for two years at 4.36 percent on $100 million of bank debt. We closed the placement of notes totaling US$475 million on May 31, 2007 that bear fixed interest rates at an average rate of 5.8 percent for an average term of 10.1 years.

Greenhouse Gas and Air Emissions Legislation

The Alberta Government has passed legislation that will enable the province to regulate emissions of greenhouse gases. Penn West currently does not operate any facilities that are over the regulatory emission threshold but it does have a working interest in some facilities that do exceed the threshold.

The Federal Government has also released its regulatory framework to reduce various air emissions including greenhouse gases.

Penn West is in the process of fully evaluating the impact of these regulations. There will be a cost associated with complying with these regulations, but we believe at the current time the cost will not be material. In the meantime, we will continue our current activities to reduce our emissions intensity, improve our energy efficiency and develop CO2 injection and sequestration infrastructure.

Liquidity and Capital Resources

Capitalization

	September 30, 2007		December 31, 2006
($ millions)		%		%
Trust units issued, at market	$7,441	78.8	$8,435	86.0
Long-term debt	1,825	19.3	1,285	13.1
Working capital deficiency(1)	176	1.9	86	0.9
Total enterprise value	$9,442	100.0	$9,806	100.0

(1)  Current assets minus current liabilities.

During the first nine months of 2007, we paid total distributions, including those funded by the distribution reinvestment plan, of $729.6 million compared to distributions of $540.5 million in the same period of 2006. This increase was due to the increase in the distribution rate from $0.31 per unit, per month in March 2006, to the rate since that time of $0.34, and the 70.7 million additional units issued as consideration for Petrofund in 2006.

Long-term debt at September 30, 2007 was $1,825 million compared to $1,285 million at December 31, 2006. In the third quarter of 2007, our wholly owned subsidiary, Penn West Petroleum Ltd., amended its unsecured, extendible, revolving syndicated credit facility to an aggregate borrowing limit of $2.1 billion, from $1.9 billion and extended its term to three years. Stamping fees range from 55 — 110 basis points and standby fees range from 11.0 — 22.5 basis points depending on our ratio of bank debt to income before interest, taxes and depreciation and depletion (“EBITDA”). The syndicated facility expiry date was extended to August 25, 2010 from August 25, 2009.

On April 18, 2007, the Company entered into an additional $250 million unsecured, demand credit facility. There are currently no amounts drawn on this facility, which is priced at the same rates as the Company’s existing syndicated credit facility and expires on December 31, 2008.

On May 31, 2007, the Company closed an offering of notes issued on a private placement basis in the United States, with an aggregate principal amount of US$475 million. The Company used the proceeds of the notes to repay a portion of its outstanding bank debt under its credit facilities. The notes mature in 8 to 15 years and bear interest at rates between 5.68 and 6.05 percent.

On September 30, 2007, the Company was in compliance with the financial covenant pursuant to the notes, which is that consolidated total debt to consolidated total capitalization is not to exceed 55 percent except in the event of a material acquisition where it is not to exceed 60 percent. The ratio at September 30, 2007 was 28.3 percent.

On September 30, 2007, the Company was in compliance with all of the financial covenants under its syndicated credit facility. The financial covenants under the syndicated credit facility are as follows:

•                  Consolidated senior debt to pro forma EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;

•                  Consolidated total debt to pro forma EBITDA shall be less than 4:1; and

•                  Consolidated senior debt to total trust capitalization shall not exceed 50 percent except in certain circumstances and shall not exceed 55 percent.

At September 30, 2007, the consolidated senior and total debt, to pro forma EBITDA ratios are 1.3 and the consolidated senior debt to capitalization ratio was 28.3 percent.

Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the current trust indenture requires that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. Penn West has never declared such a distribution, and at the current time, we forecast that such a special distribution will not be required in 2007.

Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund.  We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of cash flow would be required to fund our environmental expenditures.

Standardized Distributable Cash

Prior to the recent guidance from accounting and regulatory standard setters on the disclosure of distributable cash, Penn West believed it was unnecessary to provide disclosures regarding distributable cash to its investors and opted to provide statistics including a reconciliation of cash flow from operating activities to distributions declared and distributions declared as a percentage cash flow from operating activities and net income. In the fourth quarter of 2006, Penn West early adopted the draft guidance on the disclosure of distributable cash released in November 2006. The Canadian Institute of Chartered Accountants issued the Interpretive Release “Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities” in July 2007, which provided further guidance. Penn West also early adopted the interpretive release. In the new guidance, sustainability concepts are discussed and standardized distributable cash is defined as cash flow from operating activities less adjustments for productive capacity maintenance, long-term unfunded contractual obligations and the effect of any foreseeable financing matters, related to debt covenants, which could impair our ability to pay distributions or maintain productive capacity.

	Three months ended		Nine months ended
	September 30		September 30
($ millions, except per unit amounts)	2007	2006	2007	2006
Cash flow from operating activities	$316.8	$418.8	$930.1	$845.2
Productive capacity maintenance(1)	(174.9)	(154.9)	(506.3)	(423.8)
Standardized distributable cash	141.9	263.9	423.8	421.4
Proceeds from the issue of trust units(2)	47.0	35.9	112.9	87.3
Debt and working capital changes	56.1	(59.1)	194.2	61.6
Cash distributions declared	$245.0	$240.7	$730.9	$570.3
Accumulated cash distributions, beginning	1,619.2	651.1	1,133.3	321.5
Accumulated cash distributions, ending	$1,864.2	$891.8	$1,864.2	$891.8

Standardized distributable cash per unit, basic	$0.59	$1.12	$1.78	$2.23
Standardized distributable cash per unit, diluted	$0.58	$1.10	$1.76	$2.20
Standardized distributable cash payout ratio(3)	1.73	0.91	1.72	1.35

Distributions declared per unit	$1.02	$1.02	$3.06	$3.03
Net income as a percentage of cash distributions declared	56%	74%	7%	95%
Cash flows from operating activities as a percentage of cash distributions declared	129%	174%	127%	148%

(1)  Please refer to our discussion of productive capacity maintenance below.

(2)  Consists of proceeds from the Distribution Reinvestment and Optional Purchase Plan, the Trust Unit Rights Incentive Plan and the Trust Unit Savings Plan.

(3)  Represents cash distributions declared divided by standardized distributable cash.

We strive to fund both distributions and maintenance capital programs primarily from cash flow. We initially budget our capital programs at approximately 40 — 50 percent of annual cash flow. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Over the medium term, additional borrowings and equity issues may be required from time to time to fund a portion of our distributions or maintain or increase our productive capacity. On a longer-term basis, adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required based on forecast levels of cash flow, capital efficiency and debt levels.

Productive capacity maintenance is the amount of capital funds required in a period for an enterprise to maintain its future cash flow from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on 40 - 50 percent of forecast annual cash flow and our current view of our assets and opportunities, including particularly our oil sands project and our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity in the medium term. We set our hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of cash flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. Penn West historically incurred a larger proportion of its development expenditures in the first quarter of each calendar year to exploit winter-only access properties. As we strive to maintain sufficient credit facilities and appropriate levels of debt, this seasonality is not currently expected to influence our distribution policies.

Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves.

We currently have no financing restrictions caused by our debt covenants. We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

($ millions, except indicators)	To September 30, 2007
Cumulative standardized distributable cash from operations(1)	$1,442.2
Issue of trust units	239.8
Bank borrowing and working capital change	182.2
Cumulative cash distributions declared(1)	$1,864.2

Standardized distributable cash payout ratio(2)	1.29

(1)          Subsequent to the trust conversion on May 31, 2005.

(2)          Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

Financial Instruments

We currently have WTI crude oil collars on approximately 25,000 barrels per day from October 1 to December 31, 2007 and 30,000 barrels per day from January 2008 to December 2008. The collars on the 25,000 barrels per day to December 2007 have an average floor price of US$56.00 per barrel and an average ceiling price of US$83.80 per barrel. The 2008 WTI crude oil collars have an average floor price of US$66.17 per barrel and an average ceiling price of US$81.75 per barrel. In addition, Penn West has AECO natural gas collars on approximately 31 mmcf per day from October 1 to December 31, 2007 with an average floor price of $7.74 per mcf and an average ceiling price of $10.18 per mcf and approximately nine mmcf per day for the first quarter of 2008 with an average floor price of $8.18 per mcf and an average ceiling price of $12.15 per mcf.

In the second quarter of 2006, we entered into interest rate swaps that fix the interest rate for two years at approximately 4.36 percent on $100 million of floating interest rate debt.

In the third quarter of 2007, we entered into foreign exchange forward contracts to fix the principal repayment on debt amounts totaling US$250 million at an exchange rate of approximately par.

Other financial instruments outstanding at September 30, 2007 are Alberta electricity contracts, which fix 2007 electricity costs on 67 megawatts at $49.55 per megawatt-hour and for 2008 on 2 megawatts at $57.00 per megawatt-hour.

Mark to market amounts on all financial instruments outstanding on September 30, 2007 are summarized in note 8 to the unaudited interim consolidated financial statements. Please refer to Penn West’s website at www.pennwest.com for details of financial instruments currently outstanding.

Proposed Merger

On October 31, 2007, Penn West and Canetic entered into a combination agreement (the “Agreement”). Under the terms of the Agreement, Canetic unitholders will receive 0.515 of a Penn West unit for each Canetic unit on a tax-deferred basis for Canadian and U.S. tax purposes plus a one-time special distribution of $0.09 per unit. The combined Trust will operate under the Penn West name and will be led by a combined management team and Board of Directors. The Boards of Directors of Penn West and Canetic have unanimously approved the combination. The combination is subject to stock exchange, court and regulatory approval, and the approval of at least 66 2/3 percent of Canetic unitholders. It is expected that the Canetic unitholder meeting to vote on the combination and closing will occur in mid January 2008.

The Combined Trust will be led by William E. Andrew as Chief Executive Officer, J. Paul Charron as President and David W. Middleton as Chief Operating Officer. The combined Board of Directors will be drawn from the existing boards of Penn West and Canetic and will be led by John A. Brussa from the Penn West board as Chairman and by Jack C. Lee from the Canetic board as Vice Chairman.

Outlook

The outlook for oil prices remains strong, however, the outlook for natural gas prices remains relatively weak and the Canadian dollar has reached levels against the US dollar not experienced since the 1870s. Upon successful completion of the Canetic, Vault and other pending transactions, Penn West forecasts 2008 production of between 200,000 boe per day and 210,000 boe per day. Based on a forecast WTI oil price of US$75.00 per barrel, a $7.00 per mcf natural gas price at AECO and a par CAD/USD for 2008, cash flow for 2008 is forecast to be between $2.0 billion and $2.2 billion. Based on this level of cash flow and other factors, we estimate 2008 net capital expenditures of $900 million to $1 billion.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on 2008 financial results including the impact of the Canetic, Vault and other pending transactions and before considering hedging impacts are outlined in the table below.

($ millions, except per unit amounts)		Impact on cash flow (1)		Impact on net income(1)
Change of:	Change	$ millions	$ /unit	$ millions	$ /unit
Price per barrel of liquids	$1.00	36.8	0.10	25.7	0.07
Liquids production	1,000 bbls/day	14.4	0.04	4.8	0.01
Price per mcf of natural gas	$0.10	15.1	0.04	10.5	0.03
Natural gas production	10 mmcf/day	12.4	0.03	—	—
Effective interest rate	1%	31.5	0.08	22.0	0.06
Exchange rate ($US per $CAD)	$0.01	27.6	0.07	19.2	0.05

(1)          The impact on cash flow and net income is computed based on 2008 forecast commodity prices and production volumes. The impact on net income assumes that the distribution levels are not adjusted for changes in cash flow thus changing the incremental future income tax rate.

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

($ millions)	2007	2008	2009	2010	2011	Thereafter
Transportation	$3.9	$11.6	$5.1	$2.1	$0.1	$—
Transportation ($US)	0.6	2.3	2.3	2.3	2.3	8.6
Power infrastructure	2.4	3.9	3.9	3.9	3.9	7.6
Drilling rigs	1.8	7.7	2.4	1.2	—	—
Purchase obligations(1)	3.3	13.3	13.3	13.3	13.3	54.3
Office lease	$5.1	$17.9	$17.5	$15.1	$14.3	$117.5

(1)          These amounts represent estimated commitments of $87.2 million for CO2 purchases and $23.6 million for processing fees related to interests in the Weyburn Unit.

Our syndicated credit facility expires on August 25, 2010 and our demand credit facility expires on December 31, 2008. There are no amounts currently drawn on the demand facility. If we were not successful in renewing or replacing these facilities, we could be required to repay all amounts then outstanding on the facilities or enter term loans. In addition, we have US$475 million of fixed-term notes expiring between 2015 and 2022. As we strive to maintain our leverage ratios at relatively modest levels, we believe we will be successful in renewing or replacing our credit facilities on acceptable terms.

Equity Instruments

Trust units issued:
As at September 30, 2007	240,803,325
Issued on exercise of trust unit rights	94,560
Issued to employee savings plan	49,982
Issued pursuant to distribution reinvestment plan	514,909
As at November 1, 2007	241,462,776

Trust unit rights outstanding:
As at September 30, 2007	14,374,687
Granted	228,980
Exercised	94,560
Forfeited	(90,440)
As at November 1, 2007	14,607,787

Disclosure Controls and Procedures

We have established a Disclosure Committee that is responsible for ensuring that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian securities laws. The committee is also responsible for ensuring that our internal controls and procedures are designed to make certain that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure. Our Disclosure Committee includes selected members of senior management, including the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer.

Internal Control over Financial Reporting

We have assembled a team of qualified and experienced staff and consultants who have been working on compliance with the applicable regulations regarding internal control over financial reporting.  As we are listed in both Canada and the United States, the recent changes in Canada to remove the requirement for auditor attestation and to extend the timing of CEO/CFO certification of the effective operation of internal control over financial reporting to 2008 will not affect us. We became a registrant under the U.S. Securities Exchange Act of 1934 and listed our trust units on the New York Stock Exchange in June 2006.  We are not required to certify or obtain auditor attestation of the operating effectiveness of our internal control over financial reporting until we file our 2007 year-end audited financial statements. To date, all significant financial reporting processes have been documented, assessed, and the resulting modifications to our systems of internal control over financial reporting have been substantially completed. The internal testing for design effectiveness is nearly complete. Based on this work to date, no changes were made during the quarter ended September 30, 2007 that materially affected, or would be reasonably likely to materially affect, our internal control over financial reporting.

Accounting Changes and Pronouncements

Effective January 1, 2007, the Trust adopted new Canadian accounting standards being “Comprehensive Income”, “Financial Instruments - Disclosure and Presentation”, “Hedges”, “Financial Instruments - Recognition and Measurement”, and “Equity”. The adoption of these standards has had no material impact on the Trust’s net income or cash flows.

Financial Instruments

Financial instruments are measured at fair value on the balance sheet upon initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified in one of the following categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined under CICA Handbook Section 3855.

Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in Other Comprehensive Income (“OCI”) until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recorded in net income.

As the Trust elected to discontinue hedge accounting in 2005, the adoption of these standards did not change the Trust’s accounting for financial instruments. Cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues are designated as loans and receivables. Accounts payable and accrued liabilities and long-term debt are designated as other liabilities. Risk management assets and liabilities are derivative financial instruments classified as held-for-trading.

Embedded Derivatives

An embedded derivative is a component of a contract that affects the contract terms in relation to another factor, for example rent costs that fluctuate with oil prices.  These “hybrid” contracts are considered to consist of a “host” contract plus an “embedded derivative”. The embedded derivative is separated from the host contract and accounted for as a derivative if certain conditions are met.  These include:

•                  the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract,

•                  if the embedded derivative separated meets the definition of a derivative,

•                  the hybrid contract is not measured at fair value or classified as held for trading.

The Trust currently has no material embedded derivatives.

Comprehensive Income

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. It consists of net income and OCI.  OCI refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.  The Trust currently has no items requiring separate disclosure as OCI on a statement of Comprehensive Income.

Future Accounting Pronouncements

Two new Canadian accounting standards have been issued, “Financial Instruments-Disclosure” and “Capital Disclosure”, which will require additional disclosure in the Trust’s financial statements commencing January 1, 2008 about the Trust’s financial instruments as well as its capital and how it is managed.

Related-Party Transactions

During the first nine months of 2007, Penn West paid $1.3 million (2006 — $2.6 million) of legal fees to a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Forward-Looking Statements

In the interest of providing Penn West’s unitholders and potential investors with information regarding Penn West, including management’s assessment of Penn West’s future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance.  In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the impact on our business, distribution policies and unitholders of the SIFT tax and the different actions that we might take in response to the SIFT tax; drilling plans; sufficiency of insurance related to Wildboy costs and losses; tie-in of wells; environmental regulation compliance costs and strategy; production estimates; netback estimates; our business strategy, including our strategy in respect of our Peace River Oil Sands project and enhanced oil recovery projects; product balance; the sufficiency of our environmental program; funding sources for distributions, distribution levels and whether a special distribution will be made in 2007; the funding of our asset retirement obligations; our beliefs and outlook for the maintenance of productive capacity; our outlook for oil and natural gas prices; our forecast 2007 and 2008 net capital expenditures and the allocation and funding thereof; the sensitivity of our assumptions regarding 2008 cash flow and net income to changes in certain operational and financial metrics; currency exchange rates; our forecast cash flow; the nature and effectiveness of our risk management strategies; our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when they expire; the quantity and recoverability of our oil and natural gas reserves and resources, including the quantity of discovered heavy oil resources in place at the Peace River Oil Sands Project; the ability of Penn West to economically develop its contingent resources at its Peace River Oil Sands Project and convert these resources into reserves;  the proposed merger with Canetic Resources Trust, including operating and financial metrics of the merger, the closing date thereof, the tax treatment thereof, and the effect on Penn West; the proposed acquisition of Vault Energy Trust, including the total cost thereof, the closing date thereof and the operating and financial metrics of the acquisition; and the effect of changes in the Alberta royalty framework on Penn West.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things:  future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates; the amount of future cash distributions that we intend to pay; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; the ability of insurance to offset the financial impact of the fire-related outage at the Wildboy natural gas plant; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities.

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct.  Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the merger with Petrofund Energy Trust, the acquisition of C1 Energy Ltd. and the proposed acquisition of Vault Energy Trust and the proposed merger with Canetic Resources Trust; changes in tax law; changes in the Alberta royalty framework; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described under “Business Risks” in this document and in Penn West’s public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form is available on SEDAR at www.sedar.com.

Penn West Energy Trust

Consolidated Balance Sheets

($ millions, unaudited)	September 30, 2007	December 31, 2006

Assets
Current
Accounts receivable	$257.6	$268.7
Risk management (note 8)	—	54.0
Other	43.4	56.0
	301.0	378.7
Property, plant and equipment (note 3)	7,358.4	7,039.0
Goodwill	652.0	652.0
	8,010.4	7,691.0
	$8,311.4	$8,069.7

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$382.7	$384.1
Risk management (note 8)	12.5	—
Distributions payable	81.9	80.6
	477.1	464.7
Long-term debt (note 4)	1,824.7	1,285.0
Asset retirement obligations (note 5)	341.7	339.1
Future income taxes	1,034.1	792.6
	3,677.6	2,881.4
Unitholders’ equity
Unitholders’ capital (note 6)	3,826.5	3,712.4
Contributed surplus (note 6)	30.2	16.4
Retained earnings	777.1	1,459.5
	4,633.8	5,188.3
Subsequent event (note 11)	$8,311.4	$8,069.7

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Energy Trust

Consolidated Statements of Income and Retained Earnings

	Three months ended September 30		Nine months ended September 30
($ millions, except per unit amounts, unaudited)	2007	2006	2007	2006

Revenues
Oil and natural gas	$615.8	$609.5	$1,802.8	$1,473.4
Royalties	(109.0)	(109.3)	(333.4)	(275.0)
	506.8	500.2	1,469.4	1,198.4

Risk management gain (loss) (note 8)
Realized	11.3	26.5	15.0	49.0
Unrealized	(18.0)	52.1	(47.2)	38.0
	500.1	578.8	1,437.2	1,285.4

Expenses
Operating (note 7)	130.3	127.0	382.6	301.4
Transportation	5.4	7.6	17.5	18.4
General and administrative (note 7)	16.1	12.6	49.8	30.8
Financing (note 4)	24.7	16.7	65.2	31.5
Depletion, depreciation and accretion (note 3)	221.2	217.7	654.5	440.1
Risk management (gain) loss — unrealized (note 8)	15.8	(1.0)	19.3	4.8
Unrealized foreign exchange gain	(32.6)	—	(36.6)	—
	380.9	380.6	1,152.3	827.0
Income before taxes	119.2	198.2	284.9	458.4

Taxes
Future income expense (reduction)	(18.2)	20.4	236.4	(84.3)

Net income	137.4	177.8	48.5	542.7

Retained earnings, beginning of period	884.7	1,641.0	1,459.5	1,605.7
Distributions declared	(245.0)	(240.7)	(730.9)	(570.3)
Retained earnings, end of period	$777.1	$1,578.1	$777.1	$1,578.1

Net income per unit
Basic	$0.57	$0.66	$0.20	$2.88
Diluted	$0.57	$0.65	$0.20	$2.83

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Energy Trust

Consolidated Statements of Cash Flows

($ millions, unaudited)	Three months ended September		Nine months ended September 30
	2007	2006	2007	2006

Operating activities
Net income	$137.4	$177.8	$48.5	$542.7
Depletion, depreciation and accretion (note 3)	221.2	217.7	654.5	440.1
Future income tax expense (reduction)	(18.2)	20.4	236.4	(84.3)
Unit-based compensation (note 7)	5.2	2.8	15.0	8.2
Risk management (gain) loss (note 8)	33.8	(53.1)	66.5	(33.2)
Unrealized foreign exchange gain	(32.6)	—	(36.6)	—
Asset retirement expenditures	(18.2)	(8.1)	(36.7)	(17.6)
Change in non-cash working capital	(11.8)	61.3	(17.5)	(10.7)
	316.8	418.8	930.1	845.2

Investing activities
Acquisition of property, plant and equipment	(55.1)	0.2	(423.2)	(5.3)
Additions to property, plant and equipment	(174.9)	(154.9)	(506.3)	(413.2)
Petrofund merger costs	—	3.7	—	(29.0)
Change in non-cash working capital	75.8	37.0	39.8	40.0
	(154.2)	(114.0)	(889.7)	(407.5)

Financing activities
Proceeds from issuance of notes (note 4)	—	—	509.1	—
Increase (decrease) in bank loan	34.8	(124.5)	67.2	—
Issue of equity	7.4	9.2	25.6	18.3
Distributions paid	(204.8)	(189.5)	(642.3)	(471.5)
Settlement of future income tax liabilities on trust conversion	—	—	—	15.5
	(162.6)	(304.8)	(40.4)	(437.7)

Change in cash	—	—	—	—
Cash, beginning of period	—	—	—	—
Cash, end of period	$—	$—	$—	$—

Interest paid	$21.6	$15.9	$59.9	$29.9
Income taxes paid	$—	$0.9	$4.5	$7.7

See accompanying notes to the unaudited interim consolidated financial statements.

Notes to the Unaudited Interim Consolidated Financial Statements

(All tabular amounts are in $ millions except numbers of units, per unit amounts, percentages and various figures in Note 8)

1. Structure of Penn West

Penn West Energy Trust (“Penn West”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100 percent of the common shares, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain specified deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

2. Significant accounting policies and basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2006. These financial statements should accordingly be read in conjunction with Penn West’s audited consolidated financial statements and notes thereto for the year ended December 31, 2006.

Effective January 1, 2007, the Trust adopted new Canadian accounting standards being “Comprehensive Income”, “Financial Instruments - Disclosure and Presentation”, “Hedges”, “Financial Instruments – Recognition and Measurement”, and “Equity”. The adoption of these standards has had no material impact on the Trust’s net income or cash flows.

Financial Instruments

Financial instruments are measured at their fair value on the balance sheet upon initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified in one of the following categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Subsequent measurement and changes in fair value will depend on the classification of the instrument: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in Other Comprehensive Income (“OCI”) until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recorded in net income.

As the Trust elected to discontinue hedge accounting in 2005, the adoption of these standards did not change the Trust’s accounting for financial instruments. Cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues are designated as loans and receivables. Accounts payable and accrued liabilities and long-term debt are designated as other financial liabilities. All risk management assets and liabilities are derivative financial instruments classified as held-for-trading.

Embedded Derivatives

An embedded derivative is a component of a contract, that affects the terms in relation to another factor, for example rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative only if certain conditions are met. These include:

•                  the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract,

•                  if the embedded derivative separated meets the definition of a derivative,

•                  the hybrid contract is not measured at fair value or classified as held for trading.

The Trust currently has no material embedded derivatives.

Comprehensive Income

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. It consists of net income and OCI. OCI refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Trust currently has no items requiring separate disclosure as OCI on a statement of Comprehensive Income.

Two new Canadian accounting standards have been issued, “Financial Instruments-Disclosure” and “Capital Disclosure”, which will require additional disclosure in the Trust’s financial statements commencing January 1, 2008 about the Trust’s financial instruments as well as its capital and how it is managed.

3. Property, plant and equipment

	September 30, 2007	December 31, 2006
Oil and natural gas properties, including production and processing equipment	$10,616.6	$9,666.0
Other	22.2	17.2
	10,638.8	9,683.2
Accumulated depletion and depreciation	(3,280.4)	(2,644.2)
Net book value	$7,358.4	$7,039.0

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized. In 2007, additions to property, plant and equipment included a $21.0 million increase related to additions to asset retirement obligations and a $5.1 million addition for future income taxes recorded on minor property acquisitions.

An impairment test was performed on the costs capitalized to oil and natural gas properties at September 30, 2007. The estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests and the cost of unproved properties.

4. Long-term debt

	September 30, 2007	December 31, 2006
Bankers’ acceptances and prime rate loans	$1,352.2	$1,285.0
US Senior unsecured notes
5.68%, US$160 million, maturing May 31, 2015	159.2	—
5.80%, US$155 million, maturing May 31, 2017	154.2	—
5.90%, US$140 million, maturing May 31, 2019	139.3	—
6.05%, US$20 million, maturing May 31, 2022	19.8	—
Total long-term debt	$1,824.7	$1,285.0

As at September 30, 2007, the Company had an unsecured, extendible, three-year revolving syndicated credit facility with an aggregate borrowing limit of $2.1 billion, which expires on August 25, 2010. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

Financing costs include interest expense on long-term debt, including the syndicated credit facility, of $63.7 million (2006 - $30.0 million) for the nine months ended September 30, 2007.

Letters of credit totaling $0.1 million (December 31, 2006 - $0.4 million) were outstanding on September 30, 2007 that reduced the amount otherwise available to be drawn on the swing line facility.

On April 18, 2007, the Company entered into a $250 million unsecured, demand credit facility. This demand credit facility is priced at the same rates as the Company’s existing syndicated credit facility and expires on December 31, 2008. No amounts are currently drawn on this facility.

On May 31, 2007, the Company issued US$475 million of unsecured notes maturing in eight to 15 years, which bear interest at 5.68 to 6.05 percent, on a private placement basis in the United States. The notes are subject to the financial covenant that consolidated debt to consolidated capitalization shall not exceed 55 percent except in the event of a material acquisition where it is not to exceed 60 percent. The estimated fair value of the principal and interest obligations under the notes at September 30, 2007 was $474.4 million.

5. Asset retirement obligations

The total inflated and undiscounted amount to settle Penn West’s asset retirement obligations at September 30, 2007 was $2.3 billion (December 31, 2006 - $2.2 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2006 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (2006 - 7.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 23 years. Future cash flows from operating activities are expected to fund the obligations.

Changes to asset retirement obligations were as follows:

	Nine months ended September 30, 2007	Year ended December 31, 2006
Balance, beginning of period	$339.1	$192.4
Liabilities incurred during the period	21.0	30.2
Petrofund liabilities assumed on acquisition	—	98.0
Increase in liability due to change in estimate	—	25.7
Liabilities settled during the period	(36.7)	(26.9)
Accretion charges	18.3	19.7
Balance, end of period	$341.7	$339.1

6. Unitholders’ equity

Unitholders’ capital	Units	Amount
Balance, December 31, 2005	163,290,013	$561.0
Issued on exercise of trust unit rights (1)	407,750	10.6
Issued to employee trust unit savings plan	295,449	12.3
Issued to distribution reinvestment plan	2,459,870	96.1
Issued on Petrofund merger	70,673,137	3,032.4
Balance, December 31, 2006	237,126,219	3,712.4
Issued on exercise of trust unit rights (1)	562,001	13.8
Issued to employee trust unit savings plan	373,383	13.0
Issued to distribution reinvestment plan	2,741,722	87.3
Balance, September 30, 2007	240,803,325	$3,826.5

(1)          Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

Contributed surplus	Nine months ended September 30, 2007	Year ended December 31, 2006
Balance, beginning of period	$16.4	$5.5
Unit-based compensation expense	15.0	11.3
Net benefit on rights exercised (1)	(1.2)	(0.4)
Balance, end of period	$30.2	$16.4

(1)          Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

	Nine months ended September 30
(millions of units)	2007	2006

Weighted average
Basic	238.6	188.6
Diluted	240.9	191.5
Outstanding as at September 30
Basic	240.8	236.2
Basic plus trust unit rights	255.2	246.8

For the nine months ended September 30, 2007, 6.4 million trust unit rights (2006 — 1.3 million) were excluded in calculating the weighted average number of diluted trust units outstanding, as they were considered anti-dilutive.

7. Unit-based compensation

Trust unit rights incentive plan

Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. Unit rights are granted at prices administrated to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for the five trading days immediately prior to the date of grant. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant.  Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

	Nine months ended September 30, 2007		Year ended December 31, 2006
Trust unit rights	Number of unit rights	Weighted average exercise price	Number of unit rights	Weighted average exercise price
Outstanding, beginning of period	11,284,872	$27.76	9,447,625	$28.45
Granted	4,664,646	33.75	3,257,622	39.77
Exercised	(562,010)	22.34	(407,750)	24.65
Forfeited	(1,012,821)	30.40	(1,012,625)	33.38
Balance before reduction of exercise price	14,374,687	29.73	11,284,872	30.89
Reduction of exercise price for distributions paid	—	(3.11)	—	(3.13)
Outstanding, end of period	14,374,687	$26.62	11,284,872	$27.76
Exercisable, end of period	2,650,429	$22.93	1,125,300	$23.16

Penn West recorded unit-based compensation expense of $15.0 million for the nine months ended September 30, 2007, of which $4.0 million was charged to operating expense and $11.0 million was charged to general and administrative expense (2006 - $8.2 million, $2.0 million and $6.2 million respectively). Unit-based compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

	2007	2006
Nine months ended September 30	Three-year vesting period	Five-year vesting period
Average fair value of trust unit rights granted (per unit)	$6.59	$8.41
Expected life of trust unit rights (years)	3.0	4.5
Expected volatility (average)	24.7%	23.3%
Risk-free rate of return (average)	4.3%	4.1%
Distribution yield (1)	12.2%	9.3%

(1)          Represents distributions declared as a percentage of the market price of trust units and does not account for any portion of distributions that represent a return of capital.

Trust unit savings plan

Penn West has an employee trust unit savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00. Both the employee’s and Penn West’s contribution are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices.

8. Financial instruments

Changes in the fair value of all outstanding financial commodity, power and interest rate contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

The following table reconciles the changes in the fair value of financial instruments outstanding on September 30, 2007:

Risk management	Nine months ended September 30, 2007	Year ended December 31, 2006
Balance, beginning of period	$54.0	$8.5
Unrealized gain (loss) on financial instruments:
Commodity collars	(47.2)	51.3
Electricity swaps	(12.9)	(5.6)
Interest rate swaps	0.5	(0.2)
Foreign exchange forwards	(6.9)	—
Fair value, end of period	$(12.5)	$54.0

Penn West had the following financial instruments outstanding as at September 30, 2007:

	Notional volume	Remaining term	Pricing	Market value
Crude oil collars
WTI Costless Collars	25,000 bbls/d	Oct/07 – Dec/07	US$56.00 to $83.80/bbl	$(7.1)
WTI Costless Collars	10,000 bbls/d	Jan/08 – Jun/08	US$60.00 to $94.55/bbl	0.1
WTI Costless Collars	20,000 bbls/d	Jan/08 – Dec/08	US$67.50 to $79.18/bbl	(13.0)
WTI Costless Collars	10,000 bbls/d	Jul/08 – Dec/08	US$67.00 to $79.23/bbl	(2.2)

Natural gas collars
AECO Costless Collars	73,400 mcf/d	Oct/07	$7.63 to $9.68/mcf	9.4
AECO Costless Collars	9,200 mcf/d	Nov/07 – Mar/08	$8.18 to $12.15/mcf	2.1

Electricity swaps
Alberta Power Pool Swaps	67 MW	2007	$49.55/MWh	4.4
Alberta Power Pool Swaps	2 MW	2008	$57.00/MWh	0.4

Interest rate swaps	$100.0	Oct/07 – Mar/08	4.356%	0.3

Foreign exchange forwards
8-year term	US$80.0	2015	1.00934 CAD/USD	(2.5)
10-year term	US$80.0	2017	1.00165 CAD/USD	(2.4)
12-year term	US$70.0	2019	0.99125 CAD/USD	(1.5)
15-year term	US$20.0	2022	0.98740 CAD/USD	(0.5)

Total				$(12.5)

A realized gain of $9.0 million (2006 - $8.4 million) on the electricity contracts has been included in the operating costs.

Realized gains and losses on the interest rate swaps are charged to interest expense. In the period the fixed rate and the floating rate were approximately equal resulting in no reportable gain or loss being charged to interest rate expense in relation to the interest rate swaps.

9. Income taxes

On June 12, 2007, the Government of Canada enacted new tax legislation on publicly traded income trusts. Under the new rules, effective for the 2011 tax year, distributions of certain types of income will no longer be deductible for income tax purposes by certain SIFT entities, including Penn West, and any resultant taxable income at the trust level will be taxed at an approximate of the corporate tax rate, currently 31.5 percent. As a result of the enactment, an additional $325.5 million future income tax liability and future income tax expense was recorded in the second quarter of 2007 to tax-effect the current temporary differences between the accounting and tax values of assets and liabilities expected to be remaining in the Trust in 2011. In accordance with GAAP, prior to the enactment, the temporary differences in the Trust were not reflected in future income taxes. The Trust’s temporary differences relate primarily to the net book value of oil and natural gas properties in excess of tax pools assumed on the Petrofund merger closing June 30, 2006. On October 30, 2007, the Government of Canada proposed rate reductions which, if and when enacted, would lower the SIFT tax rate to 28 percent and will reduce future corporate income tax rates by an additional 3.5 percent.

10. Related-party transactions

During the first nine months of 2007, Penn West paid $1.3 million (2006 – $2.6 million) of legal fees to a law firm of which a partner is also a director of Penn West.

11. Subsequent Events

On October 31, 2007, Penn West and Canetic Resources Trust (“Canetic”) entered into a combination agreement (the “Combination Agreement”). If approved, Canetic unitholders will receive 0.515 of a Penn West unit for each Canetic unit on a tax-deferred basis for Canadian and U.S. tax purposes plus a one-time special distribution of $0.09 per unit under the terms of the Combination Agreement. The combination is subject to stock exchange, court and regulatory approval, and the approval of at least 66 2/3 percent of Canetic unitholders. Both the Boards of Directors of Penn West and Canetic have unanimously approved the Combination and it is expected that the Canetic unitholder meeting to vote on the combination and closing will occur in January 2008.

On September 24, 2007, Penn West entered an Arrangement Agreement to acquire Vault Energy Trust (“Vault”). If approved, the acquisition will be accomplished through a Plan of Arrangement (the “Arrangement”) wherein each Vault trust unit (“Vault Unit”) will be exchanged for 0.14 of a Penn West trust unit and all Vault exchangeable shares will be exchanged for Penn West trust units based on the exchange ratio for Vault units in effect at the effective date of the Arrangement using the 0.14 exchange ratio. Including the assumption of Vault’s total debt and its convertible debentures, the total acquisition cost is expected to be approximately $380 million. It is expected that approximately 5.5 million Penn West trust units will be issued to effect the Arrangement. The successful completion of the Arrangement is subject to the approval of at least two-thirds of Vault’s security holders as well as stock exchange, court and regulatory approvals. It is anticipated that the special meeting of Vault’s unitholders to vote on the Arrangement will be held in December 2007 and, if approved, the Arrangement will be effective shortly thereafter.

Investor Information

Officers

William Andrew

President and CEO

David Middleton

Executive Vice President and COO

Thane Jensen

Senior Vice President, Exploration and Development

William Tang Kong

Senior Vice President, Corporate Development

Todd Takeyasu

Senior Vice President, and CFO

Gregg Gegunde

Vice President, Development North

Don Wood

Vice President, Development South

Eric Obreiter

Vice President, Production

Kristian Tange

Vice President, Business Development

Brett Frostad

Vice President, Exploration North

Anne Thomson

Vice President, Exploration South

Lucas Law

Vice President, Asset Management

Keith Luft

Vice President, Land and Legal

Directors

John A. Brussa

Chairman

Calgary, Alberta

William E. Andrew

Calgary, Alberta

Thomas E. Phillips (1)(2)(3)(4)(5)

Calgary, Alberta

James C. Smith (1)(3)(4)(5)

Calgary, Alberta

Murray R. Nunns (1)(2)(3)(5)

Calgary, Alberta

George H. Brookman (1)(4)(5)

Calgary, Alberta

James E. Allard (1)

Calgary, Alberta

Frank Potter (2)(4)

Toronto, Ontario

Shirley A. McClellan (4)(5)

Hanna, Alberta

Legal Counsel

Burnet, Duckworth & Palmer LLP

Calgary, Alberta

Dorsey & Whitney LLP

Vancouver, B.C.

Enerlaw LLP

Calgary, Alberta

Bankers

Canadian Imperial Bank of Commerce

Royal Bank of Canada

The Bank of Nova Scotia

Bank of Montreal

Bank of Tokyo-Mitsubishi (Canada)

Alberta Treasury Branches

Sumitomo Mitsui Banking Corporation of Canada

BNP Paribas (Canada)

Societe Generale

HSBC Bank Canada

The Toronto Dominion Bank

Citibank, N.A.

National Bank of Canada

Fortis Capital (Canada) Ltd.

Union Bank of California, N.A.

Transfer Agent

CIBC Mellon Trust Company

Calgary, Alberta

Investors are encouraged to contact CIBC Mellon Trust Company for information regarding their security holdings. They can be reached at:

CIBC Mellon Trust Company:

(416) 643-5000 or toll-free throughout North America at

1-800-387-0825

e-mail: inquiries@cibcmellon.ca

Web site: www.cibcmellon.ca

Independent Reserve Evaluator

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

Auditors

KPMG LLP

Calgary, Alberta

Stock Exchange Listing

The Toronto Stock Exchange

Trading Symbol: PWT.UN

The New York Stock Exchange

Trading Symbol: PWE

Head Office

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Telephone: (403) 777-2500

Toll Free: 1-866-693-2707

Fax: (403) 777-2699

Website: www.pennwest.com

For further information contact:

Investor Relations

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

William Andrew

President and CEO

Phone: (403) 777-2502

E-mail: bill.andrew@pennwest.com

Notes to Reader

This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

Refer to our MD&A for a more detailed discussion of forward-looking statements.

Notes:

(1) Member of the Audit Committee

(2) Member of the Human Resources and Compensation Committee

(3) Member of the Reserves Committee

(4) Member of the Governance Committee

(5) Member of the Health, Safety and Environment Committee